                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)


                              LIBERTY BANCORP, INC.
   ---------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   53017Q 102
   ---------------------------------------------------------------------------
                                 (CUSIP Number)

                                ROBERT T. SEVIER
                                9410 WILLOW ROAD
                             LIBERTY, MISSOURI 64068
                                 (816) 407-3552
   ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 1, 2008
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


                                  Page 1 of 8
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CUSIP NO. 53017Q 102                SCHEDULE 13D

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

           ROBERT T. SEVIER
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF, OO
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER               207,044 (1)
     NUMBER OF
SHARES BENEFICIALLY   ----------------------------------------------------------
      OWNED BY         8      SHARED VOTING POWER              17,462 (2)
        EACH
     REPORTING        ----------------------------------------------------------
       PERSON          9      SOLE DISPOSITIVE POWER          203,276
        WITH
                      ----------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER         17,462 (2)

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           224,506
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.19% (3)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

(1)  Includes 150,165 shares held by the Robert T. Sevier Trust, of which
     Mr. Sevier is the sole trustee, 38,847 shares held by his IRA, 14,264 shares subject to options exercisable within 60 days and 3,768 unvested shares of restricted stock which Mr. Sevier may vote.
(2) Consists of shares owned by Mr. Sevier's wife's IRA, as to which shares Mr. Sevier may be deemed to have beneficial ownership. Mr. Sevier disclaims beneficial ownership of the shares owned by his wife's IRA.
(3) Based on 3,614,918 shares outstanding at November 30, 2009 and assumes all 14,264 options have been exercised.

CUSIP NO. 53017Q 102                SCHEDULE 13D

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

           ROBERT T. SEVIER TRUST
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF, OO
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           MISSOURI
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER               150,165
     NUMBER OF
SHARES BENEFICIALLY   ----------------------------------------------------------
      OWNED BY         8      SHARED VOTING POWER                   0
        EACH
     REPORTING        ----------------------------------------------------------
       PERSON          9      SOLE DISPOSITIVE POWER          150,165
        WITH
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           150,165
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.15% (1)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           O
--------------------------------------------------------------------------------

(1)   Based on 3,614,918 shares outstanding at November 30, 2009.

ITEM 1.           SECURITY AND ISSUER
                  -------------------

         This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Liberty Bancorp, Inc. (the "Company"), a Missouri corporation, whose principal executive offices are located at 16 West Franklin Street, Liberty, Missouri 64068.

ITEM 2.           IDENTITY AND BACKGROUND
                  -----------------------

         (a) This Schedule 13D is being filed by Robert T. Sevier and the Robert T. Sevier Trust (the "Trust"). Mr. Sevier is the sole trustee of the Trust.

         (b) Mr. Sevier's residence address and the Trust's address is 9410 Willow Road, Liberty, Missouri 64068.

         (c) Mr. Sevier has been the Recorder of Deeds of Clay County, Missouri since January 1999. Mr. Sevier is also a Director of the Company and BankLiberty, the Company's wholly owned subsidiary, which has the same principal executive office as the Company. The Trust is in the business of investment services.

         (d) Neither Mr. Sevier nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Neither Mr. Sevier nor the Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Sevier is a citizen of the United States of America. The Trust is organized under the laws of the State of Missouri.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                  -------------------------------------------------

         On July 20, 2007, BankLiberty (the "Bank") completed its conversion from the mutual holding company to the stock holding company form of organization (the "Conversion"). In connection with the Conversion, the Company became the Bank's holding company on that date and stockholders of the Bank had their shares of Bank common stock converted into shares of Common Stock at an exchange ratio of 3.5004 shares of Company common stock for each share of Bank stock owned. In connection with the Conversion, shares of the Bank's common stock deemed to be beneficially owned by Mr. Sevier were converted into 69,152 shares of Common Stock. Mr. Sevier purchased 64,127 shares with approximately $584,098 in personal funds. Mr. Sevier also acquired 71,939 shares resulting from transfers of shares from trusts of family members to the Trust, over which Mr. Sevier, as the sole trustee of the Trust, has voting and investment control.

         Mr. Sevier was awarded 6,280 shares of restricted stock under the Liberty Bancorp, Inc. 2007 Equity Incentive Plan for which he was not required to pay monetary consideration. Of such restricted shares, 3,768 shares remain unvested as of the date of this Schedule 13D and the 2,512 vested shares of restricted stock were transferred to the Trust. In addition, Mr. Sevier was also granted stock options to purchase 17,282 shares for which he was not required to pay monetary consideration. Options to purchase 14,264 shares are vested and exercisable as of the date of this Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION

         The shares covered by this Schedule 13D are being held for investment purposes. Mr. Sevier may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

         Except as described above and in his capacity as a director of the Company and the Bank, Mr. Sevier does not have any present plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

         (a) Mr. Sevier beneficially owns 224,506 shares, representing 6.19% of the 3,614,918 shares of the Common Stock deemed outstanding as of November 30, 2009 for such purpose.

         In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mr. Sevier beneficially owned 224,506 shares, which include 150,165 shares held by the Trust, 38,847 shares held in Mr. Sevier's IRA, 3,768 shares of unvested restricted stock, 14,264 shares that Mr. Sevier may acquire within the next 60 days pursuant to exercisable stock options and 17,462 shares held in Mr. Sevier's wife's IRA, as to such shares Mr. Sevier may be deemed to be the beneficial ownership, but as to which Mr. Sevier disclaims beneficial ownership. The Trust beneficially owns 150,165 shares, or 4.15% of the outstanding Common Stock.

         (b) Mr. Sevier has sole voting and sole dispositive power over 203,276 shares, which include 38,847 shares held in Mr. Sevier's IRA, 14,264 shares subject to options exercisable within the next 60 days and 150,165 shares held by the Trust, of which he is the sole trustee.

                  Mr. Sevier's wife has sole voting and sole dispositive power over the 17,462 shares held in her IRA. Mr. Sevier disclaims beneficial ownership of the shares held in his wife's IRA.

         Mr. Sevier has sole voting but no dispositive power over 3,768 unvested shares of restricted stock.

         (c) Mr. Sevier has most recently effected the following transactions in the Common Stock:

-------------------------------------------------------------------------------------------------------------------
                                       DATE OF           NUMBER OF          PRICE PER            NATURE OF
            PURCHASER                   SALE              SHARES              SHARE             TRANSACTION
-------------------------------------------------------------------------------------------------------------------
Robert T. Sevier IRA                  6/3/2009              1,022             $7.22      Open Market Purchase
-------------------------------------------------------------------------------------------------------------------
Robert T. Sevier Trust                6/3/2009                408             $7.21      Open Market Purchase
-------------------------------------------------------------------------------------------------------------------
Robert T. Sevier IRA                  6/4/2009              1,617             $7.95      Open Market Purchase
-------------------------------------------------------------------------------------------------------------------

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  -------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER
                  -----------------------------------

         There are no contracts, arrangements, understandings or relationships between Mr. Sevier, the Trust and any person with respect to any securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS
                  --------------------------------

Exhibit 1         Agreement of Joint Filing

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


November 30, 2009                        By: /s/ Robert T. Sevier
                                             -----------------------------------
                                             Robert T. Sevier, Individually


                                             Robert T. Sevier Trust

                                         By: /s/ Robert T. Sevier
                                             -----------------------------------
                                             Robert T. Sevier, Trustee

                                                                       EXHIBIT 1



                            AGREEMENT OF JOINT FILING

         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Date: November 30, 2009                  By: /s/ Robert T. Sevier
                                             -----------------------------------
                                             Robert T. Sevier, Individually


                                             Robert T. Sevier Trust

                                         By: /s/ Robert T. Sevier
                                             -----------------------------------
                                             Robert T. Sevier, Trustee